Filed by: Fifth Third Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Comerica Incorporated

(Commission File No.: 001-10706)

Date: October 6, 2025

The following fact sheet for employees was made available by Fifth Third Bancorp on October 6, 2025.

RM Reference Sheet October 2025 Increased scale enhances Fifth Third’s already strong and resilient profile… …and enhances profitability Speaking Points: Related to Fifth Third’s acquisition of Comerica Fifth Third Bank and Comerica have signed a definitive agreement to merge our two organizations, subject to regulatory approval and customary closing conditions. This strategic combination brings together two long-tenured, highly respected banking franchises to create the ninth largest U.S. bank with $288 billion in assets, industry-leading products and services, and a significantly expanded national footprint. By combining Fifth Third’s award-winning retail and digital capabilities, innovative payments solutions, and full-scope commercial banking offerings with Comerica’s strong middle market banking franchise, we’re creating a more diversified and resilient institution.  Creates a strong Category III bank that will benefit from enhanced scale and profitability, enhancing safety and soundness. 10% Common Equity Tier 1 (Est. at close) 19.5%1 Return on Tangible Common Equity 77% Loan-to-Deposit Ratio (Est. at close) 9th Largest U.S. Bank Scale enhances competitive positioning and risk profile Broadens Fifth Third competitive footprint Creates the highest return out of all large regional banks Continued focus on long-term shareholder returns Strong capital levels at close Enhances Fifth Third’s already strong capital accretion profile Comerica’s strong credit discipline is complementary to Fifth Third $288BN Total Assets Enhancing Fifth Third’s already strong return profile, demonstrating the strong profitability of the combined company $224BN of total combined deposits Diversified deposit base Strong retail and commercial middle market profile 1.39%1 Return on Average Assets 53%1 Efficiency Ratio 1 Proforma FY2027 ~2% improvement from Fifth Third’s already strong standalone profitability Creating shareholder value, creating capacity for growth